FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

September 19, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

September 19, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") Grandview is very pleased to announce new assay results on 1,802.5 metres of diamond drilling completed over the final nine holes on its Dixie Lake Property (the "Property") in the Red Lake District of Ontario, Canada. Several high grade gold intervals containing visible gold, characteristic of a Red Lake vein type deposit, have been intersected. The results confirm the discovery of a new mineralized zone herein known as the “NS Zone” indicated earlier in the 2007 drilling program, as well as the continuation of four existing mineralized zones.

    NS Zone – new high-grade intervals; three veins with visible gold extend South Zone.
    88-04 Zone – high-grade intervals confirm deeper mineralization similar to known economic deposits.
    South Zone – high-grade intervals in new NS Zone confirm extension of existing zone.
    MMI East – new assays confirm down-dip continuation of gold mineralization
    C Zone – new assays confirm anomalous gold mineralization.

“We are extremely pleased by the results of the 2007 Dixie Lake diamond drilling program and by the efforts of our committed Canadian geological team led by Manager of Exploration Canada, Alex Korboukh, M.Sc.,P.Geo. We began drilling in May with three primary targets and intersected two new, high grade targets with our drill.” says Paul Sarjeant, President and CEO of Grandview Gold. “The discovery of high grade gold mineralization in the NS Zone confirms quartz vein hosted gold mineralization at Dixie Lake and we are anxious to review 2007 assay results more completely and begin developing our 2008 drilling program.”

The second half of the Company’s 2007 Dixie Lake drilling program was focused on testing the continuation of mineralization observed previously and included the 88-04 Zone, the South Zone and the newly discovered NS-Zone, as well as the drilling of two other known mineralized zones on the property including the C-Zone, identified by the Fronteer-Alberta Star JV, and MMI [Mobile Metal Ion]-East Zone.

NS Zone

As previously reported in the August 14th release, a thick alteration zone was intercepted below the South Zone within the underlying basalts. Three quartz veins containing visible gold were intersected that returned assays of 2.23 g/t gold over 1.5 m from 173.9 -175.4 m (2

Grandview Gold Inc.

gold grains were observed), 163.75 g/t gold over 0.47 m from 181.83 -182.30 m (>90 grains of gold were observed) and 22.90 g/t over 2.86 m from 200.62 -203.48 m (12 sub-millimeter gold grains were observed) including 61.97 g/t over 1m from 202.12 -203.12 m. This alteration zone and gold bearing quartz veins make-up a newly discovered high grade gold mineralization zone which the Company had designated the “NS-Zone”. “The discovery of the high grade ‘NS-Zone’, with true Red Lake style gold grades, is a welcome surprise to our team,” says Grandview Manager of Exploration Canada, Alex Korboukh. “It (the discovery) has created great excitement about the potential of the Dixie Lake property”

Following the discovery of the new high grade NS-Zone, four new holes were planned and drilled to further test the NS-Zone, namely: DC-15-07, DC-16-07, DC-17-07 and DC-18-07. DC-15-07 and DC-17-07 were drilled to test the up-dip and east extension of the NS Zone intersected in DC-10-07. DC-15-07 intersected 4.28 g/t gold over 6.35 m from 176.60 -182.95 m with three separate veins containing visible gold. This intersect also included a higher grade assay of 11.30 g/t over 1.7 m from 176.6 -178.3m. DC-17-07 did not intersect significant mineralization and DC-16-07, which was drilled to test the northern extension of the NS-Zone encountered no significant mineralization.

DC-18-07 was drilled perpendicular to DC-10-07 to test the possibility of different vein orientations. One vein containing visible gold was intersected and returned an assay of 7.04 g/t over 1.34m from 156.83 -158.17 m. The results of the new NS Zone drilling program, together with other geological factors have led company geologists to believe that, the large quartz vein zone intersected in DC-04-07 (first correlated by geophysical interpretation and since recognized by similar mineralogy as well as minor visible gold) is linked with the NS Zone, which would extend the NS-Zone laterally by up to 400 m in an east-west direction. Future drilling in this zone is expected to focus on this area between DC-04-07 and DC-10-07, to attempt to identify vein orientation, quartz vein structural controls and to test for deeper mineralization.

88-04 Zone
Hole number DC-11-07 tested the up-dip extension of mineralization previously intersected this year in DC-01-07. One mineralized zone was intersected, which assayed 2.43 g/t gold over 4m from 239.5 -243.5 m, including 6.08 g/t gold over 1m from 242.5 -243.5m. This zone correlates with the deeper mineralization intersected in DC-01-07 (1.57 g/t gold over 13.13m – see Grandview news release dated September 11, 2007 titled Grandview Announces Drilling Results for Red Lake) and indicates that mineralization within the eastern extension of the 88-04 Zone is continuous for over 120m vertically.

The 88-04 Zone continues to appear as a gold-enriched VMS type deposit and displays similar mineralization to known economic deposits like Agnico-Eagle’s flagship LaRonde mine.

C - Zone
Hole number DC-12-07 tested the up-dip extension of a broad zone of mineralization (0.56 g/t gold over 29.68 m) previously intersected by the Fronteer-Alberta Star Dixie Lake Joint Venture in 2003 (see Fronteer Development Group news release dated December 2, 2003 “…high grade gold on Dixie Lake property”). Similar to the Fronteer-Alberta Star Dixie Lake Joint venture results, greater than 150m of anomalous gold mineralization hosted within pyrite-sericite altered intermediate to felsic volcanic rocks was intersected. Included with this thick anomalous zone were two significant assays of 1.01 g/t gold over 1.5 m from 109.7 -111.2 m and 1.03 g/t over 0.5 m from 217.75 -218.25 m. Although this zone displays relatively low-grade gold enrichment, the rock package that hosts the anomalous mineralization is

Grandview Gold Inc.

known to continue for kilometers along strike and is at least 0.5 km thick. It has significant potential to host higher grade zones.

MMI-East
Numerous anomalous gold rich assays were identified from both holes with the most significant result being from DC-14-07 with 1.04 g/t over 3.5 m between 107.65 -111.15 m, including 2.18 g/t over 1.5 m from 108.65 -110.15 m. These assays confirm the down-dip continuation of gold mineralization within the MMI-East zone over a distance of ~50 m.

Red Lake Gold District Summary
Diamond drilling has completed on the Dixie Lake Property. The Company has mobilized the diamond drill to the Rice Lake Mining District in Manitoba where diamond drilling is scheduled to commence in October on Grandview’s Angelina property situated southeast of the 1.5 million ounce Rice Lake Mine. Grandview will return to the Red Lake District this winter to diamond drill the Company’s Sanshaw-Bonanza property located just south of Goldcorp’s 11 million ounce Red Lake Mine on the western strike extension of the Goldcorp/Premier Gold Mines Rahill-Bonanza joint venture property.

Sampling
Samples were selected, split by diamond saw, sealed, secured and personally delivered to the SGS laboratory in Red Lake by Grandview Gold Inc. staff. Sample preparation (PRP 89) and gold analysis by fire assay atomic absorption (FAA303) or gravimetric finish (FAG303) are performed in Red Lake. Additional 32 element geochemistry by aqua regia digestion followed by ICP-AES (ICP12B) is performed by SGS in Toronto. Quality control is maintained by the insertion of a blank and standard sample every 25 samples. The information in this release was reviewed by and prepared under the direction of Paul Sarjeant, P.Geo, President and CEO of Grandview, who is a "qualified person" as defined by NI 43-101.

About Dixie Lake
Grandview has an option agreement with Fronteer Development Group, to earn a 51% interest in the 1,664 hectare Dixie Lake property located just 16 miles south of Goldcorp's 11 million ounce Red Lake Mine, one of the richest, lowest cost production gold mines in the world. The Red Lake Mining District has produced over 30 million ounces gold worth over USD$21 billion at today's prices.

The Property was first drilled in 1944 by A. Boyle and sporadically thereafter by companies like Newmont, Teck and Fronteer. The Property represents one of the most attractive undeveloped resource areas in the Red Lake Belt. Diamond drilling conducted on the Dixie Lake gold property prior to Grandview's participation, generated economically interesting gold grades in three dimensions. Teck Corporation, in 1990, calculated a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton. This inferred gold resource included high grade intercepts up to 15.60 g/t gold over 2.83m (from DL89-09) at depths of less than 50m. Grandview has not completed the work required to verify this historical estimate and is not treating this historical estimate as being compliant with current standards under 43-101 and as such this historical estimate should not be relied upon.

Item 5.	Full Description of Material Change

September 19, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") Grandview is very pleased to announce new assay results on 1,802.5 metres of diamond drilling completed over the final nine holes on its Dixie Lake Property (the "Property") in the Red Lake District of Ontario, Canada. Several high grade gold intervals containing visible gold, characteristic of a Red

Grandview Gold Inc.

Lake vein type deposit, have been intersected. The results confirm the discovery of a new mineralized zone herein known as the “NS Zone” indicated earlier in the 2007 drilling program, as well as the continuation of four existing mineralized zones.

    NS Zone – new high-grade intervals; three veins with visible gold extend South Zone.
    88-04 Zone – high-grade intervals confirm deeper mineralization similar to known economic deposits.
    South Zone – high-grade intervals in new NS Zone confirm extension of existing zone.
    MMI East – new assays confirm down-dip continuation of gold mineralization
    C Zone – new assays confirm anomalous gold mineralization..

“We are extremely pleased by the results of the 2007 Dixie Lake diamond drilling program and by the efforts of our committed Canadian geological team led by Manager of Exploration Canada, Alex Korboukh, M.Sc.,P.Geo. We began drilling in May with three primary targets and intersected two new, high grade targets with our drill.” says Paul Sarjeant, President and CEO of Grandview Gold. “The discovery of high grade gold mineralization in the NS Zone confirms quartz vein hosted gold mineralization at Dixie Lake and we are anxious to review 2007 assay results more completely and begin developing our 2008 drilling program.”

Table 1. Significant Results from Final Holes – 2007 Stage Two Diamond Drilling Program, Dixie Lake Project

DDH#	From	To	Width (m)	Au g/t	Notes	Zone
DC-10-07	157.70	158.80	1.10	1.88	intercalated argillites and basalts	South
DC-10-07	173.90	175.40	1.50	2.23	quartz veins and basalts (2 grains of visible gold)	NS
DC-10-07*	181.83	182.30	0.47	163.75	quartz veins and basalts (>90 grains of visible gold)	NS
DC-10-07*	200.62	203.48	2.86	20.90	quartz veins and basalts (12 grains of visible gold)	NS
incl*	202.12	203.12	1.00	61.97	quartz veins and basalts (11 grains of visible gold)	NS
DC-11-07	239.50	243.50	4.00	2.43	semi-massive and stringer sulphides	88-04
incl	242.50	243.50	1.00	6.08	semi-massive sulphides	88-04
DC-12-07	109.70	111.20	1.50	1.01	pyrite-sericite altered rhyolite	C
DC-12-07	217.75	218.25	0.50	1.03	pyrite-sericite altered rhyolite	C
DC-14-07	107.65	111.15	3.50	1.04	silicified argillite with sulphide stringers	MMI-East
incl	108.65	110.15	1.50	2.18	silicified argillite with sulphide stringers	MMI-East
DC-15-07	176.60	182.95	6.35	4.28	quartz veins and basalts (17 grains of visible gold)	NS
incl	176.60	178.30	1.70	11.30	quartz veins (15 grains of visible gold)	NS
DC-18-07	156.83	158.17	1.34	7.04	quartz veins and basalts (9 grains of visible gold)	NS

* Previously reported.
** all thickness and depths are drill hole thickness and depths and are not / should not be assumed to be true thicknesses

The second half of the Company’s 2007 Dixie Lake drilling program was focused on testing the continuation of mineralization observed previously and included the 88-04 Zone, the South Zone and the newly discovered NS-Zone, as well as the drilling of two other known mineralized zones on the property including the C-Zone, identified by the Fronteer-Alberta Star JV, and MMI [Mobile Metal Ion]-East Zone.

Grandview Gold Inc.

NS Zone

As previously reported in the August 14th release, a thick alteration zone was intercepted below the South Zone within the underlying basalts. Three quartz veins containing visible gold were intersected that returned assays of 2.23 g/t gold over 1.5 m from 173.9 -175.4 m (2 gold grains were observed), 163.75 g/t gold over 0.47 m from 181.83 -182.30 m (>90 grains of gold were observed) and 22.90 g/t over 2.86 m from 200.62 -203.48 m (12 sub-millimeter gold grains were observed) including 61.97 g/t over 1m from 202.12 -203.12 m. This alteration zone and gold bearing quartz veins make-up a newly discovered high grade gold mineralization zone which the Company had designated the “NS-Zone”. “The discovery of the high grade ‘NS-Zone’, with true Red Lake style gold grades, is a welcome surprise to our team,” says Grandview Manager of Exploration Canada, Alex Korboukh. “It (the discovery) has created great excitement about the potential of the Dixie Lake property”

Following the discovery of the new high grade NS-Zone, four new holes were planned and drilled to further test the NS-Zone, namely: DC-15-07, DC-16-07, DC-17-07 and DC-18-07. DC-15-07 and DC-17-07 were drilled to test the up-dip and east extension of the NS Zone intersected in DC-10-07. DC-15-07 intersected 4.28 g/t gold over 6.35 m from 176.60 -182.95 m with three separate veins containing visible gold. This intersect also included a higher grade assay of 11.30 g/t over 1.7 m from 176.6 -178.3m. DC-17-07 did not intersect significant mineralization and DC-16-07, which was drilled to test the northern extension of the NS-Zone encountered no significant mineralization.

DC-18-07 was drilled perpendicular to DC-10-07 to test the possibility of different vein orientations. One vein containing visible gold was intersected and returned an assay of 7.04 g/t over 1.34m from 156.83 -158.17 m. The results of the new NS Zone drilling program, together with other geological factors have led company geologists to believe that, the large quartz vein zone intersected in DC-04-07 (first correlated by geophysical interpretation and since recognized by similar mineralogy as well as minor visible gold) is linked with the NS Zone, which would extend the NS-Zone laterally by up to 400 m in an east-west direction. Future drilling in this zone is expected to focus on this area between DC-04-07 and DC-10-07, to attempt to identify vein orientation, quartz vein structural controls and to test for deeper mineralization.

88-04 Zone
Hole number DC-11-07 tested the up-dip extension of mineralization previously intersected this year in DC-01-07. One mineralized zone was intersected, which assayed 2.43 g/t gold over 4m from 239.5 -243.5 m, including 6.08 g/t gold over 1m from 242.5 -243.5m. This zone correlates with the deeper mineralization intersected in DC-01-07 (1.57 g/t gold over 13.13m – see Grandview news release dated September 11, 2007 titled Grandview Announces Drilling Results for Red Lake) and indicates that mineralization within the eastern extension of the 88-04 Zone is continuous for over 120m vertically.

The 88-04 Zone continues to appear as a gold-enriched VMS type deposit and displays similar mineralization to known economic deposits like Agnico-Eagle’s flagship LaRonde mine.

C - Zone
Hole number DC-12-07 tested the up-dip extension of a broad zone of mineralization (0.56 g/t gold over 29.68 m) previously intersected by the Fronteer-Alberta Star Dixie Lake Joint Venture in 2003 (see Fronteer Development Group news release dated December 2, 2003 “…high grade gold on Dixie Lake property”). Similar to the Fronteer-Alberta Star Dixie Lake

Grandview Gold Inc.

Joint venture results, greater than 150m of anomalous gold mineralization hosted within pyrite-sericite altered intermediate to felsic volcanic rocks was intersected. Included with this thick anomalous zone were two significant assays of 1.01 g/t gold over 1.5 m from 109.7 -111.2 m and 1.03 g/t over 0.5 m from 217.75 -218.25 m. Although this zone displays relatively low-grade gold enrichment, the rock package that hosts the anomalous mineralization is known to continue for kilometers along strike and is at least 0.5 km thick. It has significant potential to host higher grade zones.

MMI-East
Numerous anomalous gold rich assays were identified from both holes with the most significant result being from DC-14-07 with 1.04 g/t over 3.5 m between 107.65 -111.15 m, including 2.18 g/t over 1.5 m from 108.65 -110.15 m. These assays confirm the down-dip continuation of gold mineralization within the MMI-East zone over a distance of ~50 m.

Red Lake Gold District Summary
Diamond drilling has completed on the Dixie Lake Property. The Company has mobilized the diamond drill to the Rice Lake Mining District in Manitoba where diamond drilling is scheduled to commence in October on Grandview’s Angelina property situated southeast of the 1.5 million ounce Rice Lake Mine. Grandview will return to the Red Lake District this winter to diamond drill the Company’s Sanshaw-Bonanza property located just south of Goldcorp’s 11 million ounce Red Lake Mine on the western strike extension of the Goldcorp/Premier Gold Mines Rahill-Bonanza joint venture property.

Sampling
Samples were selected, split by diamond saw, sealed, secured and personally delivered to the SGS laboratory in Red Lake by Grandview Gold Inc. staff. Sample preparation (PRP 89) and gold analysis by fire assay atomic absorption (FAA303) or gravimetric finish (FAG303) are performed in Red Lake. Additional 32 element geochemistry by aqua regia digestion followed by ICP-AES (ICP12B) is performed by SGS in Toronto. Quality control is maintained by the insertion of a blank and standard sample every 25 samples. The information in this release was reviewed by and prepared under the direction of Paul Sarjeant, P.Geo, President and CEO of Grandview, who is a "qualified person" as defined by NI 43-101.

About Dixie Lake
Grandview has an option agreement with Fronteer Development Group, to earn a 51% interest in the 1,664 hectare Dixie Lake property located just 16 miles south of Goldcorp's 11 million ounce Red Lake Mine, one of the richest, lowest cost production gold mines in the world. The Red Lake Mining District has produced over 30 million ounces gold worth over USD$21 billion at today's prices.

The Property was first drilled in 1944 by A. Boyle and sporadically thereafter by companies like Newmont, Teck and Fronteer. The Property represents one of the most attractive undeveloped resource areas in the Red Lake Belt. Diamond drilling conducted on the Dixie Lake gold property prior to Grandview's participation, generated economically interesting gold grades in three dimensions. Teck Corporation, in 1990, calculated a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton. This inferred gold resource included high grade intercepts up to 15.60 g/t gold over 2.83m (from DL89-09) at depths of less than 50m. Grandview has not completed the work required to verify this historical estimate and is not treating this historical estimate as being compliant with current standards under 43-101 and as such this historical estimate should not be relied upon.

Grandview Gold Inc.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 19th day of September 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.